Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following is a letter to Docent customers regarding the proposed transactions.

Leadership Validated by Customers, Partners, Investors, and Competitors

To our Friends,

Two weeks ago, we announced our planned merger with Click2learn. As I hope you know, the overriding objective of this merger is to capitalize on both companies’ strengths to create the clear leader in our industry. The combination will bring together two of the strongest and most innovative business performance and learning management software companies to create a single company well positioned for long-term global leadership. Our intent is to create a company that can provide our customers with a partner that has long-term financial strength and stability, product and solution superiority, and operating leverage to serve you now, and long into the future.

Since our original announcement, I have had the opportunity to meet and talk to a number of people, including investors, clients, partners, prospects and analysts. We have even heard from several of our competitors. I am excited to inform you that the reaction from all corners of our industry has reaffirmed, in my opinion, the leadership potential of this strategic combination. Given the momentum that both companies have enjoyed in the market, we firmly believe that this combination of industry leaders will be able to create superior value—in the short term and in the long term.

I thought you’d be interested in some direct quotes from customers and business partners, as they illustrate the excitement we all feel. I have also taken this opportunity to reiterate some of the benefits we expect customers to enjoy. At the end of the note, I have attached a link to an FAQ document for more information.

The Feedback

Customers and Partners

In the conversations I’ve had, customers and partners have responded very favorably to the announcement, lauding the companies for executing on a strategy that intends to create a clear industry leader. Rob Lauber at Cingular Wireless echoed the thoughts of many customers, by reaching out to us to say, “Congratulations, this is great news! The Docent and Click2learn merger clearly puts you in a favorable position from a financial, operational and product perspective!” Brian Popken of Pinneast confirmed the positive reaction by writing to say, “If the howls from the competition are an indication, it looks like you have them concerned. Analysts now say that Docent stock is expected to outperform the market. Combine that with the excellent increase over the last year and I would say the future looks bright at Docent.” Derek Bembry of HP in EMEA confirmed the partner reaction saying, “I just wanted to send along my heartfelt congratulations on the announcement of your new company. I’m very excited about the possibilities and I look forward to my continuing work with your terrific staff.” In fact, one prospect, who is currently evaluating vendors, just said to me,”You’ve definitely done the right thing here. I applaud your bold move…you’ve certainly turned this industry on its ear!”

Investors and Industry Observers

The investor reaction to the news has obviously been positive given the increase we’ve seen in our stock price once the deal was announced. The value of Docent’s stock has risen approximately 30% since the announcement—the same has been true of Click2learn.

Industry analysts, who typically remain cautious in their outlook, have also recognized the leadership and value creation potential of this merger. For example, ThinkEquity writes that “The announced merger creates a clear new industry leader, likely to claim a larger share…The combined company will boast the best product suite, the best customer service, the largest customer base, the strongest international distribution network, the deepest management bench, and the strongest balance sheet of any player in the market”. Kevin Kruse of elearningguru.com, remarks that “This merger creates an obvious size-leader in the LMS space.” He added, “I’ve been involved in quite a few merger and integration efforts [and] I think this one has a chance to be a big success largely because of the complementary strengths of Kevin Oakes and Andy Eckert.” We certainly appreciate this compliment and vote of confidence.

Competitors

Many of you have provided me with your frank comments on the reaction of our competitors to our announcement. We feel, as several of you do as well, that our competitor’s aggressive responses have provided the clearest validation of our leadership opportunity. While we are focusing our attention on creating value for you, several of our competitors seem to have focused their attention squarely on us.

We don’t think it is in our best interest to publicly react to obviously false and desperate statements from our competitors, and have generally refrained from doing so. We’d prefer to spend the energy focused on making our clients successful, something we’ve respectfully suggested our competitors do as well.

However, as you hear and read negative messages from others—as I expect you will—I would encourage you to check the credibility of the source. Please don’t hesitate to contact me or others from Docent directly if you have any questions based on a competitor’s claim.

Customer Benefits

Docent remains, today, and in the future, committed to a single mission: creating customer success and driving business performance through learning. Customers can expect to benefit from the new company’s enhanced financial strength, depth and breadth of product, deep experience base, and ability to invest in R&D and future innovation. This directly translates to further enhancing an already strong record of customer success shared by both companies. The management team’s number one priority will continue to be customer care and success.

Financial Strength

Our new company will bring together two of the strongest and most innovative business performance and learning management software companies. A key driver for this combination is to create a company with the financial strength to deliver results. With over $40 million in cash and the scale to leverage operational efficiencies, the combined company expects to be the clear choice for clients looking for a long-term supplier partnership. The following two charts clearly demonstrate that our two companies have momentum today in the market, as well as the strongest revenue streams among major business performance and learning management software companies.

Two companies with momentum

Merger announced
as of 30-Oct-2003
+200%
+100%
0%
-100%
Jan03
Mar03
May03
Jul03
Sep03
CLKS
DCNT
SABA

click2learn

DOCENT

1

Winning in the industry

License Revenue (millions) Among 3 Public Players
Focused On Learning & Business Performance Management
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
H1 2002
H2 2002
YTD 2003
DCNT + CLKS
SABA

click2learn

DOCENT

1

We feel a profitable and stable company is exactly what the market needs at this point in time. As the graphs above depict, by combining our strength and momentum, we believe we are creating a company that offers long-term security to customers AND the ability to invest in product innovation and customer care.

Product and Solution Strength

We also expect customers to benefit from the industry’s most comprehensive, integrated software suite combining complementary, best in class capabilities. We believe we will be the only company that is capable of providing the complete end-to-end suite—with best in class LMS, LMCS, Virtual Classroom and Analytics functionality. Almost no other company owns all of these core technologies, at best having to rely on licenses (OEM relationship) to round up their offering.

In addition to having these functionalities immediately, the combined company will have the additional benefit of financial strength to continue innovating and supporting our customers. Our product and support strategy is to maintain our commitments for all of our existing customers. Our policy has been to support our customers for years—that will not change. We do not expect there to be forced migrations or to leave any customers behind, despite what others might say in the industry. The combined entity will have the needed financial strength to ensure that future upgrades are as smooth and low-cost as possible- through greater engineering and customer support strength.

Operational Strength

The combined company will have one of the largest customer bases in the industry—with over 600 enterprise customers – and broad market reach across geographies and industry verticals. Over the past year, both Docent and Click2learn have continued to grow their respective customer bases and expand their geographic reach. This momentum is clearly reflected in the marketplace. Just this year, Click2learn and Docent have announced major customer wins at such global leaders as Nestle, First Data, Carrefour, Accenture, NCR, BMW North America, Cadence, BAE Systems, Microsoft, and many others.

The new company will count 40% of the Fortune 50 and over 35% of the Global 50 among its customers. Of the largest 15 companies in the world, 60% will be customers of the combined company. This is of significant benefit to customers as it represents an enormous experience base. Product and solution innovation does not just come from the ability to invest resources—it comes from years of lessons learned from the business experiences of customers. These experiences are funneled back into our product development cycles and delivered as added value to our customers. There is no substitute for this large experience base, and our customers are the beneficiaries.

Finally, we expect the new company will have the broadest and strongest network of strategic partners. The new company will combine relationships with the highest caliber organizations in the systems integrator, content provider, and outsourcing fields. Strong partnerships with organizations such as Accenture, Deloitte, Exult, IBM, Microsoft, NEC, Primedia, and Thomson Learning can be expected to provide customers with superior capabilities and solutions.

Going Forward

We maintain a strong commitment to a lower “total cost of ownership” by supporting industry standards and to ensuring easy upgrades, as we have done in the past. We understand any move like this can create a level of uncertainty. As we undertake intensive planning for the integration of our two companies, our valued customers will remain at the forefront of our minds. We will do our best to proactively communicate our progress as we move forward, but please don’t hesitate to contact me or my team with any questions in the interim.

For more information, please see our Frequently Asked Questions.

Your support has made this combination possible, and we look forward to continuing a strong and successful relationship with you as your primary business performance and learning management partner.

Best regards,

/s/    ANDY ECKERT

Andy Eckert

President and CEO

Docent, Inc.

SAFE HARBOR STATEMENT/ FORWARD-LOOKING STATEMENTS

Information in this presentation may contain forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and

Click2learn’s with the Securities and Exchange Commission, including the companies’ respective 10-K and 10-Q filings

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.